UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF INDIANA
INDIANAPOLIS DIVISION

CORRE OPPORTUNITIES FUND, LP, 		)
ZAZOVE ASSOCIATES LLC, DJD GROUP 	)
LLLP, FIRST DERIVATIVE TRADERS LP, 	)
and KEVAN A. FIGHT, 				)
	)
		Plaintiffs,		)
		)
	v.	)	Case No. 1:12-
cv-0491-SEB-TAB
		)
EMMIS COMMUNICATIONS CORPORATION,	)
		)
                        Defendant.		)


SECOND AMENDED COMPLAINT
Demand for Jury Trial

      Plaintiffs Corre Opportunities Fund, LP, Zazove Associates, LLC,
DJD Group, LLLP, First Derivative Traders LP, and Kevan A. Fight ("Plaintiffs"), by and through their undersigned attorneys, allege upon knowledge as to themselves, and upon information and belief as to all other matters unless otherwise noted, as follows:
Nature Of Action
      1.	This is a civil action seeking declaratory relief, injunctive relief, and damages as a result of violations of federal securities and Indiana law, and multiple breaches of the terms of its Articles of Incorporation, by Defendant Emmis Communications Corporation
("Emmis" or the "Company").
Jurisdiction And Venue
      2.	This Court has subject matter jurisdiction over this action
pursuant to 15 U.S.C. Sec. 78aa, 78j, 78m(e), 78n(e), and 28 U.S.C. Sec.
1331, 1367(a).
      3.	Venue is proper in this District pursuant to 15 U.S.C. Sec.
78aa and 28 U.S.C. Sec. 1391.
      4.	Declaratory relief is appropriate pursuant to 28 U.S.C. Sec.
2201.
The Parties
      5.	Emmis is a publicly-traded media company that, inter alia,
owns and operates radio stations in markets such as New York, Los
Angeles, Chicago, St. Louis, Indianapolis, Slovakia, and Bulgaria. It also publishes several city and regional magazines, including Texas Monthly,
Los Angeles, Atlanta, Indianapolis Monthly, Cincinnati, and Orange
Coast.  Emmis's Class A Common Stock is listed on NASDAQ under the ticker EMMS, and Emmis's Preferred Stock is listed on NASDAQ under the ticker EMMSP.
      6.	Plaintiff Corre Opportunities Fund, L.P. is a limited
partnership organized under the laws of Delaware with its principal place of business at 1370 Avenue of the Americas, New York, NY 10019.
Corre owns 184,951 shares of Emmis Preferred Stock.
      7.	Plaintiff Zazove Associates, LLC is a limited liability
company organized under the laws of Delaware with its principal place of business at 1001 Tahoe Boulevard, Incline Village, Nevada 89451. Zazove
is an investment adviser that manages portfolios for 12 institutional accounts that collectively own 491,510 shares of Emmis Preferred Stock.
The 12 accounts have assigned to Zazove their claims against Emmis.
      8.	Plaintiff DJD Group LLLP is a limited liability limited
partnership organized under the laws of Florida with its principal place of business at 4221 West Boy Scout Boulevard, Suite 1000, Tampa, Florida
33607.  DJD owns 76,810 shares of Emmis Preferred Stock.
      9.	Plaintiff First Derivative Traders LP is a limited partnership organized under the laws of Pennsylvania with its principal place of business at 1319 Rutland Lande, Wynnewood, PA 19096.  First Derivative
owns 5,500 shares of Emmis Preferred Stock.
      10.	Plaintiff Kevan A. Fight is a resident of Ohio who owns or
controls 51,000 shares of Emmis Preferred Stock.
Factual Background
The History of Emmis's Preferred Stock
      11.	Jeffrey H. Smulyan is the President, Chief Executive
Officer, and Chairman of the Board of Directors of Emmis. Mr. Smulyan beneficially owns, directly or indirectly, 559,290 shares of Class A
Common Stock and all 4,722,684 shares of the Class B Common Stock.
Under Emmis's Articles of Incorporation, only Mr. Smulyan can own
Class B Common Stock.  Each share of Class B Common Stock carries ten votes, as compared to one vote for each share of Class A Common Stock, and Mr. Smulyan controls over 63% of the vote of Emmis's common stock.  Emmis is a "Controlled Company" as defined in the NASDAQ listing standards because more than 50% of its voting power is held by one individual, Mr. Smulyan.
      12.	In 1999, Emmis issued 2,875,000 shares of 6.25% Series A
Cumulative Preferred Convertible Preferred Stock for $50 per share, or approximately $144 million in aggregate proceeds. Under the terms of the governing Certificate of Designations (the "Certificate"), the Preferred
Stock was entitled to certain rights, privileges and protections, including cumulative quarterly dividends at a rate of 6.25% annually. In the event the Company was not current with respect to the dividends, the Certificate prohibited the repurchase of securities ranking ratably or junior to the Preferred Stock, as well as the payment of dividends or other distributions to junior securities. In the event dividends were not paid for six consecutive quarters, the Certificate also provided Preferred Stockholders the right to elect two Emmis directors. In addition, the Certificate required Emmis to repurchase the Preferred Stock at a price equal to $50 per share, plus accrued and unpaid dividends, in the event Mr. Smulyan took the
Company private (the "Take Private Put Right").
      13.	After October 2008, Emmis stopped paying dividends on
the Preferred Stock. At the time this action was originally filed, April 16, 2012, the dividends in arrears totaled $26.1 million. The aggregate value of the Preferred Stock's Take Private Put Right was approximately $170 million.
      14.	Twice in the last decade, Emmis has been subject to take-
private efforts by Mr. Smulyan, once in 2006 and again in 2010.
      15.	In April 2010, Emmis financial advisor Moelis & Company
concluded that, if the Company were taken private - and if the holders of Preferred Stock could be persuaded to forego their Take Private Put Right and exchange their securities at a discount - Mr. Smulyan could reap
$38.6 million, for a total return of 429% on his existing $9 million equity stake at the time.
      16.	On May 27, 2010, Emmis asked Preferred Stockholders to
vote to amend the Certificate in order to eliminate the Take Private Put Right. Under the terms of the Certificate, such an amendment would have required a two-thirds affirmative vote of the Preferred Stockholders. Two-thirds of the holders did not vote in favor of the proposed amendment, the tender offer failed, and Mr. Smulyan was unable to take Emmis private.
      Emmis's Plan to Eliminate the Rights of its Preferred
Stockholders
      17.	In late September or early October 2011, Emmis undertook
efforts to control the vote of two-thirds of the Preferred Stock for the express purpose of amending and eliminating, itself, the rights of the Preferred Stock and Emmis's obligations under the Certificate. This effort was undertaken by Emmis management at Mr. Smulyan's direction, completed with the approval of Emmis's Board of Directors, and accomplished without public disclosure of Emmis's intention until it was effectively too late for anyone to stop it.
      18.	Emmis's effort to eliminate its obligations under the
Certificate and the rights of its Preferred Stockholders was comprised essentially of three prongs: (1) the repurchase of shares that Emmis would keep alive, artificially, solely for voting purposes; (2) the conduct of a modified "Dutch Auction" tender offer without making necessary and proper disclosures; and (3) the dumping of repurchased shares into a sham trust controlled by Emmis.
      The Fiction of "Total Return Swap" Shares
      19.	Under the first prong of Emmis's plan, Emmis privately
solicited a target group of Preferred Stockholders and attempted to convince them to sell their shares for approximately $15 per share.
Although Emmis first began these efforts in late September and early
October 2011, Emmis did not publicly disclose what it was doing so until after it had substantially reacquired all the shares it could.
      20.	While some of Emmis's Preferred Stock purchases
consisted of an ordinary transfer of shares for money, which returned the purchased shares to unissued and nonvoting status, most purchases were assigned a different title: "Total Return Swap." Emmis used the "Total
Return Swap" transaction designation in an attempt to avoid provisions of Indiana law that prevent a company from voting its reacquired shares.
      21.	The "Total Return Swap" acquisitions were not materially
different from the ordinary transfer of shares for money. The Preferred Stockholder received all compensation for the shares at the time the agreement was executed, and retained no other economic or beneficial interest in the shares. For its part, Emmis treated the "Total Return Swap" shares as reacquired and retired for accounting purposes, and booked a gain on the shares' extinguishment. Emmis retained no obligation, once it made payment, to the selling Preferred Stockholder.
      22.	Emmis has also contended, in filings in this litigation, that it was not obligated to file a proxy solicitation statement in connection with its "Total Return Swap" transactions for the very reason that the transaction gave Emmis both the sole economic and voting interest in the reacquired shares. As Emmis argued in its preliminary injunction brief,
"no proxy statement is required in connection with the acquisition of voting control over shares in which the issuer holds the economic interest, as [was] the case here." [Dkt. 48, p. 36.]
      23.	Thus, despite drafting the "Total Return Swap" agreements
to represent, at least among the parties to those agreements, that the selling parties remained the "beneficial owners" of such shares, Emmis has since acknowledged in multiple instances that it obtained beneficial ownership of the shares immediately upon entering into those agreements.
      24.	The only distinction between Emmis's "Total Return
Swap" transactions and any other, ordinary reacquisition was Emmis's purporting to retain control over when, in its sole discretion, it would perform the administrative task of changing the name of the shares' holder in Emmis's own records. This lone distinction, according to Emmis, gave Emmis's General Counsel, J. Scott Enright, the ability to enter into an irrevocable proxy agreement with the holder. Under the irrevocable proxy agreement, Emmis would direct the acquired "Total Return Swap" shares'
votes.
      25.	Emmis encouraged the select group of Preferred
Stockholders whom it approached to sell sooner within a short window of time, and at a discount from the market price. Emmis explained that once it controlled enough shares to amend the terms and eliminate the Preferred Stockholders' rights, then there would be no reason for it to reacquire the remaining shares, which would then have little if any value.
      26.	Although Emmis had hoped to reacquire enough "Total
Return Swap" votes to eliminate the rights of the Preferred Stockholders, Emmis acquired control of only, by Emmis's count, 56.8 percent of the vote, short of the two-thirds threshold needed to amend the Certificate.
      27.	If Emmis had managed to cross the two-thirds threshold
through these privately solicited "Total Return Swaps," the first time the remaining holders would have learned of Emmis's intention to eliminate their rights would have been in a public filing (a) setting forth Emmis's planned amendments to the Certificate and (b) announcing that the amendments would be approved because Emmis already controlled two-
thirds of the vote.
      Emmis's Modified Dutch Auction
      28.	When its private solicitations of Preferred Stockholders
failed to accomplish its goal, Emmis turned to a public, modified "Dutch Auction" tender offer.
      29.	A modified "Dutch Auction" tender offer allows
shareholders to indicate how many shares and at what price they wish to tender their shares within the listed range, and the issuer in turn to determine the lowest price per share that will enable it to purchase the desired number of shares based on the number of shares of Preferred Stock tendered and the prices specified by the tendering shareholders.
      30.	Through the "Dutch Auction," Emmis intended to reacquire
and retire Preferred Stock outright, thereby lowering the number of shares which Emmis would need to control in order to eliminate its obligations under the Certificate and the rights of the remaining Preferred
Stockholders.
      31.	 On November 30, 2011, Emmis issued a press release
announcing a modified "Dutch Auction" tender offer to purchase
Preferred Stock at a price per share not less than $12.50 and not greater than $15.56, representing a purchase price between 20 cents and 26 cents on the dollar. Emmis's tender offer was not for all of the remaining Preferred Stock outstanding, but only for $6,000,000 in value (14.8% to
18.4% of the outstanding Preferred Stock as stated in the tender offer document), which when divided by the high end of the tender offer range, $15.56, eliminated just enough shares to render Emmis's "Total Return
Swaps" 66.673% of the total outstanding.
      32.	 On December 1, 2011, Emmis filed a tender offer
statement on Schedule TO-I for its modified "Dutch Auction" tender offer and subsequently filed amendments to its Schedule TO-I on December 2,
2011, December 12, 2011, December 14, 2011, January 2, 2012, and
January 5, 2012.
      33.	Schedule TO-I for issuer tender offers has explicit "line
item" disclosure requirements, such that an issuer must affirmatively disclose any intentions or plans that it has to engage in one or more of an enumerated list of actions or transactions, including changing the rights of securities holders.
      34.	Emmis's Schedule TO-I filings failed to disclose the
Company's plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders. Instead, Emmis's Schedule TO-I filings merely stated that if it obtained voting control for two-thirds of the outstanding Preferred Stock it "may" elect to amend provisions applicable to the Preferred Stock.
      35.	Despite hedging in its Schedule TO-I filings, Emmis had
already definitively planned to eliminate the rights of its Preferred Stockholders. That plan was openly discussed in Emmis's board meetings, and also disclosed to one of Emmis's lenders, in connection with a bank debt amendment Emmis signed on November 11, 2011.
      36.	In its Schedule TO-I filings, Emmis affirmatively stated
that "we currently have no plans, proposals, or negotiations that relate to or would result in . . . any purchase, sale or transfer of an amount of our assets or any of our subsidiaries' assets which is material to us and our subsidiaries, taken as a whole; any material change in our present dividend rate or policy, our indebtedness or capitalization; . . . [or] any material change in our corporate structure or business."
      37.	Just prior to and during Emmis's Dutch Auction, however,
Emmis was embarking on a program to deleverage itself by pursuing the disposition of broadcasting assets, contrary to its TO-I representations.
One such effort eventually produced a local marketing agreement with a
Disney subsidiary, New York AM Radio, LLC, resulting in an $80 million payment to Emmis; another such effort produced the sale of station
KMVN-FM in Los Angeles to Grupo Radio Centro, S.A.B. de CV for
$85.5 million.
      38.	Emmis did not disclose its plans, proposals, or negotiations before or during the Dutch Auction tender offer because, as Mr. Smulyan observed at the time, it would be "[m]uch less expensive" to eliminate the rights of the Preferred Stockholders before announcing any significant transaction than later, "after the leverage is down." Emmis's financial advisor, John Momtazee of Moelis, concurred, stating, "They will not sell to us for a low price after the leverage is down. I promise that. There is no reason."
      39.	Emmis's Schedule TO-I filings also failed to disclose that,
in the event the Dutch Auction did not produce Emmis's desired result,
Emmis intended to reissue shares it had repurchased to parties willing to provide Emmis control of those shares' voting rights. Emmis would take that next step only a few weeks later.
      40.	During the pendency of Emmis's Dutch Auction tender
offer, and in the time period since, plaintiffs Zazove and Corre purchased Emmis Preferred Stock in the open market. Some of these purchases occurred at the same time Emmis was purchasing Preferred Stock while having material, non-public information, including information on the completion of terms for the Grupo Radio Centro transaction.
      41.	Investors, including Plaintiffs, traded in Preferred Stock
during the pendency of Emmis's Dutch Auction tender offer based on
Emmis's representations, including its false representation that there were "no plans, proposals, or negotiations that relate to or would result in . . . any purchase, sale or transfer of an amount of our assets or any of our subsidiaries' assets which is material to us and our subsidiaries, taken as a whole; any material change in our present dividend rate or policy, our indebtedness or capitalization; . . . [or] any material change in our corporate structure or business."
      42.	On January 5, 2012, Emmis announced that it had acquired
through the Dutch Auction tender offer, and subsequently retired, 164,400 shares of Preferred Stock.
      43.	On January 12, 2012, Emmis held an earnings call.  During
the call, an investor noted the Company's recent purchases of Preferred
Stock and specifically asked Mr. Smulyan what the "long-term plan" was in respect of such purchases. Mr. Smulyan did not disclose Emmis's plan to acquire the voting power of two-thirds of the Preferred Stock and eliminate the rights of the remaining Preferred Stockholders. Instead, Mr. Smulyan falsely stated that he and the Company were merely "exploring our options."


Emmis's Issuance of Shares to a Sham Trust
      44.	Emmis's private solicitations of Preferred Stockholders,
and its modified "Dutch Auction," still left the Company short of its goal of controlling the vote of two-thirds of the issued Preferred Stock. But, on January 30, 2012, Emmis announced that it had entered into purchase agreements to reacquire another 25,700 shares of Preferred Stock and that, after retiring these 25,700 shares, Emmis would have control of the voting for 61.3% of the remaining outstanding Preferred Stock.  Emmis repurchased these shares at $21.50 per share, a 38% premium to the tender offer price, and noted the shares had been cancelled and retired.
      45.	At that point, Emmis turned to part three of its plan to
eliminate the rights of the Preferred Stockholders: issuing shares in its treasury to a third party who would agree to assign Emmis control over the shares' voting rights. Emmis announced its intention to do so in its
January 30, 2012 Form 8-K.
      46.	Emmis, however, ran into a roadblock. It failed to find any
third party willing to partner with Emmis and allow Emmis to complete its plan.
      47.	Emmis then turned to a different option: creating an
"employee retention plan" that it could control, and into which it could dump enough shares to give it control over two-thirds of the outstanding Preferred Stock. Emmis referred to this trust as its "2012 Retention Plan Trust."
      48.	On March 13, 2012 - even before the 2012 Retention Plan
Trust (the "Trust") had been submitted for approval by Emmis shareholders - Emmis announced its intention to conduct a vote that would eliminate its obligations under the Certificate, and strip the rights of the Preferred Stockholders, by using shares provided to the Trust. Prior to this March 13, 2012 announcement, Emmis had given no indication that it intended to create its own trust to accomplish what it could not convince an independent third party to do.
      49.	The "primary purpose" of the Trust was to serve as a
vehicle for Emmis to vote away the rights of Emmis's remaining Preferred Stockholders. Shareholder approval of the Trust was a foregone conclusion because Mr. Smulyan himself possessed enough voting power to pass Emmis's proposal for the Trust's creation.
      50.	At the time the Trust was created, Emmis already had
several employee benefit plans, including a 2010 Equity Compensation
Plan with 2.2 million shares of Emmis common stock available for grant to Emmis's employees.
      51.	When asked to approve creation of the Trust, Emmis's
Board of Directors received no direct advice from Emmis's personnel department about its merits, conducted no due diligence regarding plans adopted by similarly situated companies, conducted no cost analysis regarding the Trust, and requested no fairness opinion regarding the issuance of securities to fund the Trust.
      52.	The Trust, with Smulyan named its Trustee, was approved
by shareholder vote on April 2, 2012.
      53.	Emmis then contributed 400,000 shares of Preferred Stock,
in return for a voting agreement allowing the company to direct the vote of the Trust's shares.
Emmis's Vote to Eliminate the Rights of the Preferred Stock
      54.	On September 4, 2012, after delay caused by this litigation,
Emmis held a shareholder vote that, when accounting for the Preferred
Stock controlled by Emmis, had the effect of amending the rights of the Preferred Stockholders.
      55.	Those amendments, according to Emmis's public filing:
a.	"cancel the amount of undeclared dividends in respect of
the Preferred Stock that is accumulated but undeclared on or prior to the effectiveness of the Proposed Amendments;

b.	"change the designation of the Preferred Stock from
'Cumulative' to 'Non-Cumulative' and change the rights of the holders of the Preferred Stock such that dividends or distributions on the Preferred Stock will not accumulate unless declared by the board of directors and subsequently not paid (and thereby effectively cancel associated rights to elect directors in the event of dividend arrearages);

c.	"cancel the restrictions on Emmis' ability to pay dividends
or make distributions on, or repurchase, its Common Stock or other junior stock prior to paying accumulated but undeclared dividends or distributions on the Preferred
Stock;

d.	"change the ability of the holders of the Preferred Stock to require Emmis to repurchase all of such holders' Preferred
Stock upon certain going-private transactions in which an affiliate of Mr. Smulyan participates that do not constitute a change of control transactions, to cause the holders of the Preferred Stock to no longer have such ability;

e.	"change the ability of the holders of the Preferred Stock to convert all of such Preferred Stock to Class A Common
Stock upon a change of control at specified conversion prices to cause the holders of the Preferred Stock to no longer have such ability;

f.	"change the ability of holders of the Preferred Stock to vote as a separate class on a plan of merger, share exchange, sale of assets or similar transaction to the ability to vote with the Common Stock on an as-converted basis (except as may otherwise be required by law); and

g.	"change the conversion price adjustment applicable to
certain merger, reclassification and other transactions to provide that the Preferred Stock converts into the right to receive property that would have been receivable had such Preferred Stock been converted into Class A Common
Stock immediately prior to such transaction."

      56.	With the filing of the amendments on September 4, 2012,
the independent directors elected by the Preferred Stockholders - David
Gale and Michelle Bergman - were removed from Emmis's Board of
Directors.
      57.	In the Form 8-K Emmis filed to disclose the vote, Emmis
also announced that the enactment of the Proposed Amendments meant that "the likelihood of success of going private transactions, if any, will increase as there will be fewer requirements to be satisfied with respect to the Preferred Stock in connection with a going private transaction."
      58.	On September 19, 2012, Emmis performed the
administrative task of stating, in its own records, that its "Total Return Swap" shares were no longer held by the selling parties, and that those shares had returned to "authorized but unissued" status, leaving 1,337,641 shares of Preferred Stock outstanding.
The Monetary Harm Caused by Emmis's Actions
      59.	As a result of the enactment of the amendments to the
terms of the Preferred Stock, holders of the Preferred Stock are now left with few material rights other than the ability to convert their once valuable holdings of Preferred Stock into significantly less valuable Class
A Common Stock.
      60.	The price of the Preferred Stock traded on NASDAQ has
plummeted. Before Emmis first announced its scheme to strip the rights of the Preferred Stock on March 13, 2012, the Preferred Stock was trading at over $21 per share. Since the amendments were enacted, the Preferred
Stock has traded at a price range of approximately $8.36 to $9.34 per share.
      61.	The market for the Preferred Stock has been illiquid for
several years. Accordingly, the drop in trading price of approximately $12 reflected by NASDAQ trading does not account for the full value lost by the Plaintiffs and other holders of the Preferred Stock. For example, this drop in trading price does not account for the full value of the accrued but unpaid dividends as of September 1, 2012 (which themselves amounted to over $12 per share), the right to a continuing cumulative dividend, and the Take Private Put Right of $50 per share.
COUNT I
(Violation of 15 U.S.C. Sec. 78m(e) and 17 C.F.R. Sec.
240.13e-3, 240.13e-4, 240.13e-100, and 240.14d-100)
      62.	Plaintiffs repeat and reallege each and every previous
allegation as if fully set forth herein.
      63.	Section 13(e) of the Exchange Act, 15 U.S.C. Sec. 78m(e),
and the rules and regulations promulgated thereunder, govern the filings and disclosures required when an issuer makes tender offers for its own securities. Under 17 C.F.R. Sec. 240.13e-4 and 240.14d-100, an issuer is required to file certain documents with the SEC, make mandatory disclosures, including disclosures of the intended purpose and effect of its tender offer, and conduct any tender offer in accordance with the provisions of the Exchange Act.
      64.	On December 1, 2011, Emmis filed a Schedule TO-I for its
modified "Dutch Auction" tender offer and subsequently filed amendments to its Schedule TO-I on December 2, 2011, December 12,
2011, December 14, 2011, January 2, 2012, and January 5, 2012.
      65.	Schedule TO-I for tender offers has explicit "line item"
disclosure requirements, such that an issuer must disclose any intentions or plans that it has to engage in one or more of an enumerated list of actions or transactions, including changing the rights of securities holders.
      66.	Emmis's Schedule TO-I filings stated that "we currently
have no plans, proposals, or negotiations that relate to or would result in . . .. any purchase, sale or transfer of an amount of our assets or any of our subsidiaries' assets which is material to us and our subsidiaries, taken as a whole; any material change in our present dividend rate or policy, our indebtedness or capitalization; . . . [or] any material change in our corporate structure or business." Just prior to and during Emmis's Dutch Auction, Emmis was laying the groundwork for two significant transactions, such that this statement was false.
      67.	Emmis's decision not to disclose its "plans, proposals, or
negotiations" was intended to conceal from Preferred Stockholders positive and encouraging information regarding the Company's plans and prospects - information indicating that the value of their shares was greater than the price being offered by Emmis.
      68.	Emmis's failure to disclose all information that was
required to be disclosed to investors in connection with its modified
"Dutch Auction" tender offer was at least negligent, if not reckless or deliberate, and was an essential link to Emmis's scheme to acquire the voting power of two-thirds of the Preferred Stock, and eliminate its obligations under the Certificate and rights of the remaining Preferred Stockholders.
      69.	Had Emmis's Schedule TO-I filings made full and accurate
disclosures, Emmis would not have been able to acquire through the tender offer the shares of Preferred Stock that it did at the prices that it would not have accumulated the voting power of the Preferred Stock that did, it purported to acquire, would not have been in a position to strip, or even threaten to strip, Plaintiffs and the other remaining Preferred Stock-holders of the rights and privileges accorded to their Preferred Stock, and would not have been in a position to harm, or even threaten to harm, the value of the Preferred Stock of Plaintiffs and the other remaining Preferred Stockholders.
      70.	Emmis's Schedule TO-I filings contained
misrepresentations and omissions of material fact in violation of Section
13(e) of the Exchange Act and Exchange Act Rules 13e-4 and 14d-100.
      71.	Plaintiffs are entitled to declaratory relief that Emmis
violated  Section 13(e) of the Exchange Act and Exchange Act Rules 13e-
4 and 14d-100 by offering to acquire and obtaining Preferred Stock based on false and misleading Schedule TO-I filings.
      72.	Plaintiffs are entitled to injunctive relief preventing Emmis and its agents from any further voting of the Preferred Stock over which
Emmis illegally obtained control.
      73.	Plaintiffs are entitled to money damages to compensate
them for their lost rights and value in the Preferred Stock.
COUNT II
(Violation of 15 U.S.C. Sec. 78n(e) and 17 C.F.R. Sec. 240.14e-1, 240.14e-3,
and 240.14e-5)
      74.	Plaintiffs repeat and reallege each and every previous
allegation as if fully set forth herein.
      75.	Section 14(e) of the Exchange Act, 15 U.S.C. Sec. 78n(e), and
the rules and regulations promulgated thereunder, govern all tender offers and prohibit untrue statements of material fact and omissions in connection with tender offers.  Moreover, 17 C.F.R. Sec. 240.14e-1,
240.14e-3, 240.14e-4, and 240.14e-5, prohibit unlawful tender offer practices, tender offer transactions on the basis of material, nonpublic information, and purchases by covered persons outside of formal tender offers.
      76.	Emmis's Schedule TO-I filings contained
misrepresentations and omissions of material fact in violation of Section
14(e) of the Exchange Act and Exchange Act Rules 14e-1, 14e-3, 14e-4,
and 14e-5.
      77.	Plaintiffs are entitled to declaratory relief that Emmis
violated Section 14(e) of the Exchange Act and Exchange Act Rules 14e-
1, 14e-3, 14e-4, and 14e-5 by offering to acquire and obtaining Preferred
Stock based on false and misleading Schedule TO-I filings.
      78.	Plaintiffs are entitled to injunctive relief preventing Emmis and its agents from any further voting of the Preferred Stock over which
Emmis illegally obtained control.
      79.	Plaintiffs are entitled to money damages to compensate
them for their lost rights and value in the Preferred Stock.
COUNT III
(Violation of 15 U.S.C. Sec. 78j and 17 C.F.R. Sec. 240.10b-5)
      80.	Plaintiffs repeat and reallege each and every previous
allegation as if fully set forth herein.
      81.	Section 10(b) of the Exchange Act, 15 U.S.C. Sec. 78j, and 17
C.F.R. Sec. 240.10b-5 make it unlawful to "employ any device, scheme, or artifice to defraud" or "make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading" in connection with the purchases or sales of securities.
      82.	As discussed above, Emmis's public filings contained
material misrepresentations and omissions of material fact.  As a result,
Emmis traded on material non-public information that was not available to Preferred Stockholders, including Plaintiffs.
      83.	Plaintiffs are entitled to declaratory relief that Emmis
violated Section 10(b) of the Exchange Act and Exchange Act Rule 10b-5
by committing manipulative acts and making false statements and omissions of material fact in furtherance of such acts.
      84.	Plaintiffs are entitled to injunctive relief preventing Emmis and its agents from any further violations of Section 10(b) of the Exchange
Act and Exchange Act Rule 10-b5, and any further voting of the Preferred
Stock over which Emmis illegally obtained control.
      85.	Plaintiffs and other investors in Preferred Stock have been
injured by Emmis's manipulative acts and false statements and omissions of material fact in furtherance of such acts.
      86.	Plaintiffs are entitled to money damages to compensate
them for their lost rights and value in the Preferred Stock.


COUNT IV
(Violations of Indiana Law - "Total Return Swap"
Agreements and Related Voting Arrangements)

      87.	Plaintiffs repeat and reallege each and every previous
allegation as if fully set forth herein.
      88.	Under Emmis's "Total Return Swap" agreements, certain
Preferred Stockholders relinquished to Emmis all incidents of beneficial ownership of the Preferred Stock they previously owned.
      89.	Under the related voting arrangements, the Preferred
Stockholders that entered the "Total Return Swap" transactions relinquished to Emmis all rights to exercise discretion in voting the
Preferred Stock.
      90.	The shares of Preferred Stock that were subject to the
"Total Return Swap" agreements, to the extent they still existed, were reacquired by Emmis and belonged to Emmis at the time those agreements were entered.
      91.	Emmis has conceded for public accounting purposes that
the Preferred Stock subject to the "Total Return Swap" agreements was "extinguished," such that Emmis recorded a gain on its acquisition of the Preferred Stock.
      92.	Once the vote Emmis sought to accomplish was completed,
Emmis simply moved the shares from "issued" status to "authorized but unissued" status. No further act was necessary on the part of the selling Preferred Stockholder to accomplish that change in designation.
      93.	The selling Preferred Stockholders under the "Total Return
Swap" agreements had conveyed to Emmis, at the time they entered the agreements, the right to control when nominal title to the Preferred Stock was changed to Emmis, such that Emmis unilaterally could have changed the nominal title holder designation to Emmis immediately after the agreements were entered.
      94.	Under Indiana law, the Preferred Stock that was reacquired
and extinguished by Emmis no longer could be legally voted, by anyone, because those shares returned to unissued status.
      95.	Indiana law and policy do not permit an Indiana
corporation to reacquire complete beneficial ownership of its own capital stock while preserving the nominal exercise of voting rights by the selling stockholders, especially where the vote-holder has a negative economic interest in the share voted.  More particularly, Indiana law and policy do not permit such a scheme when its purpose it to facilitate self-dealing and self-perpetuation by the corporation's management, to the detriment of stockholders.
      96.	The "Total Return Swap" agreements and related voting
arrangements were unauthorized, illegal, and against the public policy of the State of Indiana.
      97.	The "Total Return Swap" agreements and related voting
arrangements were unenforceable and void.
      98.	The "Total Return Swap" agreements and related voting
arrangements were created and entered into by Emmis for the purpose of increasing the number of shares of Preferred Stock that Emmis would purport to control in connection with proposed amendments to the Emmis
Articles of Incorporation to strip all the rights and privileges of the remaining Preferred Stockholders, including the right to accrued and unpaid dividends, the right to all future dividends, the right to a liquidation preference, and the Take Private Put Right.
      99.	The "Total Return Swap" agreements and related voting
arrangements were and are a sham, device and artifice designed to strip all rights and privileges of any value to the Preferred Stockholders.
      100.	Plaintiffs are entitled to declaratory relief that the "Total
Return Swap" agreements and related voting arrangements violated
Indiana law, and were void and unenforceable.
      101.	Plaintiffs are entitled to declaratory relief that the shares of
Preferred Stock subject to the "Total Return Swap" agreements were, as a matter of law and equity, owned by Emmis upon execution of those agreements, extinguished as a result, and not outstanding or entitled to any vote.
      102.	Plaintiffs are entitled to money damages to compensate
them for their lost rights and value in the Preferred Stock.
COUNT V
(Violation of Indiana Law - Voting of Preferred Stock
Purportedly Issued to Emmis's "2012 Retention Plan Trust")

      103.	Plaintiffs repeat and reallege each and every previous
allegation as if fully set forth herein.
      104.	Indiana law prohibits subsidiary corporations from voting
shares of the stock of a parent corporation, if the parent owns a majority of the subsidiary's shares.
      105.	The purpose and public policy for this prohibition is to
ensure that the management and controlling shareholders of such a parent corporation do not abuse their authority to engage in self-perpetuating and self-dealing transactions that may be harmful to the corporation and its owners.
      106.	Indiana law provides a limited exception to this rule for
instances where a corporation may need to direct the voting of a another entity for purposes of discharging a fiduciary duty, such as where the corporation is the general partner of a stockholding limited partnership, or in the case of a bona fide employee benefit plan. In such instances, the beneficiaries of that fiduciary duty could act effectively to check the self-interest of the corporation's management and controlling shareholders.
      107.	This limited exception does not authorize or permit the
establishment of a sham "employee benefit plan" that has not been established for the purpose of enhancing the welfare of corporate employees, but rather as an illegitimate tool for the corporation and its controlling shareholder to strip away rights and benefits guaranteed by the Articles of Incorporation to holders of Preferred Stock.
      108.	Even if Emmis was authorized to issue the 400,000 shares
of purported Preferred Stock to the 2012 Retention Plan Trust, Emmis was
not authorized or permitted by Indiana law to vote those shares.
      109.	Plaintiffs are entitled to declaratory relief that Emmis was not authorized or permitted by Indiana law to vote, or direct others to vote, or take any action on votes cast for, the 400,000 shares of Preferred Stock purportedly issued to the 2012 Retention Plan.
      110.	Plaintiffs are entitled to injunctive relief preventing Emmis and its agents from any further voting of the Preferred Stock issued to the 2012 Retention Plan.
      111.	Plaintiffs are entitled to money damages to compensate
them for their lost rights and value in the Preferred Stock.


COUNT VI
(Breach of Contract - Emmis's Unauthorized Purchases of Emmis
Stock)

      112.	Plaintiffs repeat and reallege each and every previous
allegation as if fully set forth herein.
      113.	Section 3.3 of the Certificate, drafted by and to be
construed against Emmis, precludes Emmis from purchasing or otherwise acquiring any "Common Stock or any other stock of the Corporation ranking junior to or ratably with the Preferred Stock as to dividends or upon liquidation, dissolution or winding up . . . unless full Accumulated Dividends shall have been or contemporaneously are paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock for all Dividend Payment Periods terminating on or prior to such . . . purchase or acquisition."
      114.	As Section 7.3 of the Certificate makes clear, the category
of stock ranking "ratably with the Preferred Stock" includes the Preferred Stock itself.
      115.	Under its own Certificate, Emmis could not lawfully
purchase or otherwise acquire Preferred Stock, or stock ranking ratably with the Preferred Stock -- whether through purchase agreements, "Total Return Swap" agreements, tender offers, or otherwise -- when it had failed to pay the substantial dividends owed to the holders of the Preferred
Stock.
      116.	Emmis has failed to pay dividends on the Preferred Stock
since October 2008.
      117.	Plaintiffs are entitled to declaratory relief that Emmis's
purchases and acquisitions of Preferred Stock, or stock ranking ratably with the Preferred Stock, in 2011 and 2012 -- whether through purchase agreements, "Total Return Swap" agreements, tender offers, or otherwise -
- were unauthorized, ultra vires, and void.
      118.	Plaintiffs are entitled to declaratory relief that Emmis
cannot vote, direct the vote of, or take any action on votes cast for, Preferred Stock, or stock ranking ratably with the Preferred Stock, that it purchased or acquired in 2011 and 2012 -- whether through purchase agreements, "Total Return Swap" agreements, tender offers, or otherwise.
      119.	Plaintiffs are entitled to declaratory relief that Emmis's
reissuance of Preferred Stock that it unlawfully purchased or acquired -- whether through purchase agreements, "Total Return Swap" agreements, tender offers, or otherwise -- was unauthorized, ultra vires, and void.
      120.	Plaintiffs are entitled to injunctive relief preventing Emmis and its agents from any further voting of the Preferred Stock that Emmis acquired in violation of the Certificate.
      121.	Plaintiffs are entitled to money damages to compensate
them for their lost rights and value in the Preferred Stock.
COUNT VII
(Breach of Contract - Emmis's Unilateral Amendment of Certificate)

      122.	Plaintiffs repeat and reallege each and every previous
allegation as if fully set forth herein.
      123.	The Certificate constituted a contract between the
Company, and those in privity with it, and the Preferred Stockholders.
      124.	The terms of the Certificate could not be amended, as
Emmis has now done, without the consent of holders of two-thirds of the Preferred Stock.
      125.	The shares used by Emmis to vote in favor of its
amendments to the Certificate were either owned by, or stood in privity with, the Company, and not with the Preferred Stockholders.
      126.	Through its course of conduct, and by purporting to control
the votes of Preferred Stock, Emmis improperly asserted rights on both sides of the Certificate. In other words, Emmis has played both sides of the contractual relationship in order to unilaterally amend its contract with the Preferred Stockholders and attempt to nullify its obligations to Preferred Stockholders. Emmis took such actions without providing any consideration to the holders of Preferred Stock not purportedly controlled by Emmis, and without the mutual assent of the contracting parties.
      127.	Emmis's conduct, in unilaterally amending the terms of the
Certificate, constitutes a breach of the Certificate that has harmed the Plaintiffs.
      128.	Plaintiffs are entitled to money damages to compensate
them for their lost rights and value in the Preferred Stock.
COUNT VIII
(Breach of Duties to Shareholders)
      129.	Plaintiffs repeat and reallege each and every previous
allegation as if fully set forth herein.
      130.	Emmis owes the Plaintiffs, as shareholders in the
Company, fiduciary and other duties.
      131.	Emmis's conduct - including making materially false
statements about its plans and intentions with respect to the Preferred Stock; remaining silent about those plans when there was a duty to speak; coercing the Plaintiffs by placing them in the untenable position of having to choose whether to sell their Preferred Stock to Emmis for reasons wholly unrelated to the Preferred Stock or Company's actual value, or face an illegitimate vote, controlled by the Company, that would substantially strip the rights of their Preferred Stock; and taking steps to unilaterally amend the terms of the Certificate, was a breach of those duties.
      132.	Plaintiffs are entitled to money damages to compensate
them for their lost rights and value in the Preferred Stock.


REQUEST FOR RELIEF
      WHEREFORE, Plaintiffs pray for a judgment against Emmis as follows:
      a)	declaring that Emmis violated Sections 10(b), 13(e), and
14(e) of the Exchange Act and the rules and regulations promulgated thereunder;
      b)	declaring that Emmis unlawfully, and in violation of the
Certificate, purchased or otherwise acquired Preferred Stock, or stock ranking ratably with the Preferred Stock, whether through purchase agreements, "Total Return Swap" agreements, tender offers, or otherwise, when Emmis had failed to pay dividends owed to the holders of the
Preferred Stock;
      c)	declaring that Emmis unlawfully, and in violation of the
Certificate, reissued Preferred Stock that Emmis purchased or otherwise acquired, whether through purchase agreements, "Total Return Swap"
agreements, tender offers, or otherwise, when Emmis had failed to pay dividends owed to the holders of the Preferred Stock;
      d)	enjoining Emmis and its agents from any further voting,
directing others to vote, or taking any action on votes cast for, Preferred
Stock;
      e)	enjoining Emmis and its agents from any further violations
of the federal securities laws or Indiana law;
      f)	declaring that the "Total Return Swap" agreements and
related voting arrangements violated Indiana law, and were void and unenforceable;
      g)	declaring that the shares of Preferred Stock subject to the
"Total Return Swap" agreements were owned by Emmis upon execution of those agreements, extinguished, and not outstanding or entitled to any vote;
      h)	declaring that the issuance of shares of Preferred Stock to
the 2012 Retention Plan Trust violated Emmis's Articles of Incorporation and Indiana law, was unauthorized, and is void;
      i)	declaring that the shares of Preferred Stock purportedly
issued to the 2012 Retention Plan Trust were not outstanding or entitled to any vote;
      j)	awarding Plaintiffs their damages to compensate them for
their lost rights and value in the Preferred Stock;
      k)	awarding Plaintiffs punitive damages;
      l)	awarding Plaintiffs their costs and disbursements in this
action; and
      m)	granting Plaintiffs such other and further relief as the Court may deem just and proper.



Respectfully submitted,
		s/ Michael R. Limrick
	Wayne C. Turner
David C. Campbell
Michael R. Limrick
Patrick A. Ziepolt
BINGHAM GREENEBAUM
DOLL LLP
2700 Market Tower
10 W. Market Street
Indianapolis, IN  46204-4900
(317) 635-8900
(317) 236-9907 (facsimile)
wturner@bgdlegal.com
dcampbell@bgdlegal.com
mlimrick@bgdlegal.com
pziepolt@bgdlegal.com

- and -

Adam H. Offenhartz (pro hac
vice)
Aric H. Wu (pro hac vice)
GIBSON, DUNN & CRUTCHER
LLP
200 Park Avenue
New York, NY 10166-0193
(212) 351-4000
(212) 351-4035 (facsimile)
aoffenhartz@gibsondunn.co
m
awu@gibsondunn.com

Attorneys for Plaintiffs Corre
Opportunities Fund, LP,
Zazove Associates LLC, DJD
Group LLLP, First
Derivative Traders LP, and
Kevan A. Fight


Demand For Jury Trial

      Plaintiffs demand a trial by jury on all issues so triable.


s/ Michael R. Limrick
An attorney for Plaintiffs
36